Exhibit 12.1

THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions, except ratios)	2017	2016	2017	2016

Income before income taxes	$320	$947	$1,870	$2,751
Interest	95	89	276	273
Portion of rentals deemed to be interest	16	16	46	49
Income available for fixed charges	$431	$1,052	$2,192	$3,073

Fixed charges:
Interest	$95	$89	$276	$273
Portion of rentals deemed to be interest	16	16	46	49
Total fixed charges	$111	$105	$322	$322

Ratio of earnings to fixed charges	3.89	9.97	6.81	9.54

The ratio of earnings to fixed charges is computed by dividing income available for fixed charges by the total fixed charges. For purposes of this ratio, fixed charges consist of interest and that portion of rentals deemed representative of the appropriate interest factor.